UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 7, 2021

Social Capital Hedosophia Holdings Corp. V

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39606	98-1547291
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

317 University Ave, Suite 200 Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

(650) 521-9007

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	IPOE.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	IPOE	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IPOE.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment amends the Current Report on Form 8-K of Social Capital Hedosophia Holdings Corp. V, filed with the Securities Exchange Commission (the “SEC”) on January 7, 2021 (the “January 7 Current Report”), in which Social Capital Hedosophia Holdings Corp. V reported, among other events, the execution of the Merger Agreement (as defined below).

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Social Capital Hedosophia Holdings Corp. V is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“SCH”). On January 7, 2021, SCH entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among SCH, Plutus Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub”), and Social Finance, Inc., a Delaware corporation (“SoFi”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i)       at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions thereof, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will merge with and into SoFi, the separate corporate existence of Merger Sub will cease and SoFi will be the surviving corporation and a wholly owned subsidiary of SCH (the “Merger”);

(ii)       as a result of the Merger, among other things, and subject to the adjustments provided in the Merger Agreement, all of the common stock and preferred stock of SoFi, excluding the Series 1 Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.0000025 per share, of SoFi (the “Company Redeemable Preferred Stock”), which will convert into Series 1 Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.0000025 per share, of SCH (after the Domestication) (the “Acquiror Series 1 Preferred Stock”), will be converted into the right to receive an aggregate number of shares of common stock, par value $0.0001 per share, of SCH (after the Domestication) (“SCH Common Stock”) equal to the quotient obtained by dividing (x) $6,569,840,376 by (y) $10.00;

(iii)        upon the effective time of the Domestication (as defined below), SCH will immediately be renamed “SoFi Technologies, Inc.”

The Board of Directors of SCH (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of SCH.

The Domestication

Prior to the Closing, subject to the approval of SCH’s shareholders, and in accordance with the DGCL, the Cayman Islands Companies Law (2020 Revision) (the “CICL”) and SCH’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), SCH will effect a deregistration under the CICL and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of the State of Delaware), pursuant to which SCH’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class A Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of SCH (after its Domestication) (the “SCH Class A Common Stock”, and together with the SCH Class B Common Stock, the “SCH Common Stock”), which are entitled to one vote per share, (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of SCH (“SCH Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a share of SCH Class A Common Stock; provided, however, that with respect to the SCH Class B ordinary shares held by SCH Sponsor V LLC, a Cayman Islands limited liability company and shareholder of SCH (the “Sponsor”), in connection with the Domestication, the Sponsor will instead receive upon the conversion of the SCH Class B ordinary shares held by it, a number of shares of SCH Common Stock equal to (x) the number of SCH Class B ordinary shares held by it as of immediately prior to the Domestication minus (y) after giving effect to the Domestication, the number of shares of SCH Common Stock underlying the director restricted stock unit award agreement entered into between SCH and Jennifer Dulski, dated November 13, 2020 (the “Director RSU Award”), that were outstanding as of immediately prior to the Domestication, (iii) each then issued and outstanding warrant of SCH will convert automatically into a warrant to acquire one share of SCH Class A Common Stock (“Domesticated SCH Warrant”), pursuant to the Warrant Agreement, dated October 8, 2020, between SCH and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of SCH (the “Cayman SCH Units”) will convert automatically into a unit of SCH (after the Domestication) (the “Domesticated SCH Units”), with each Domesticated SCH Unit representing one share of SCH Class A Common Stock and one-third of one Domesticated SCH Warrant.

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Conditions to the Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of SCH and SoFi, (ii) effectiveness of the proxy statement / registration statement on Form S-4 filed by SCH in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, approval of the Financial Industry Regulatory Authority, Inc. (“FINRA”) (the “FINRA Approval”) or notification from FINRA that it does not intend to impose a material membership restriction on the SoFi broker-dealer subsidiary in connection with the FINRA Approval, and certain other governmental approvals, (iv) receipt of approval for listing on the NYSE the shares of SCH Class A Common Stock to be issued in connection with the Merger, (v) that SCH have at least $5,000,001 of net tangible assets upon the Closing and (vi) the absence of any injunctions.

Other conditions to SoFi’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Domestication has been completed and (ii) the amount of cash available in (x) the trust account into which substantially all of the proceeds of SCH’s initial public offering and private placements of its warrants have been deposited for the benefit of SCH, certain of its public shareholders and the underwriters of SCH’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy SCH’s obligations to its shareholders (if any) that exercise their rights to redeem their SCH Class A Ordinary Shares pursuant to the Cayman Constitutional Documents (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account, (b) any transaction expenses of SoFi or its subsidiaries and (c) any transaction expenses of SCH or its affiliates plus (y) the PIPE Investment (as defined below), is at least equal to or greater than $900,000,000.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct, or use reasonable best efforts to conduct, as applicable, their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) SoFi to prepare and deliver to SCH certain audited and unaudited consolidated financial statements of SoFi, (iv) SCH to prepare and file a proxy statement / registration statement on Form S-4 and take certain other actions to obtain the requisite approval of SCH shareholders of certain proposals regarding the Business Combination (including the Domestication) and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by SCH, Merger Sub and SoFi. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by written consent of SCH and SoFi, (ii) by SoFi, if certain approvals of the shareholders of SCH, to the extent required under the Merger Agreement, are not obtained as set forth therein or if there is a Modification in Recommendation (as defined in the Merger Agreement), (iii) by SCH, if certain approvals of the stockholders of SoFi, to the extent required under the Merger Agreement, are not obtained within five business days after the proxy / registration statement on Form S-4 has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and delivered or otherwise made available to stockholders and (iv) by either SCH or SoFi in certain other circumstances set forth in the Merger Agreement, including (a) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Merger and (b) in the event of certain uncured breaches by the other party or if the Closing has not occurred on or before the Agreement End Date (as defined in the Merger Agreement).

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Certain Related Agreements

Subscription Agreements

On January 7, 2021, concurrently with the execution of the Merger Agreement, SCH entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 122,500,000 shares of the SCH Class A Common Stock for an aggregate purchase price equal to $1,225,000,000 (the “PIPE Investment”), a portion of which is expected to be funded by certain investors that are existing directors, officers or equityholders of SCH, SCH Sponsor V LLC (the “Sponsor”) and/or their respective affiliates (collectively, the “Sponsor Related PIPE Investors”). The PIPE Investment will be consummated prior to or substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors (other than the Sponsor Related PIPE Investors, whose registration rights are governed by the Amended and Restated Registration Rights Agreement described below (the “Non-Insider PIPE Investors”)), provide for certain registration rights. In particular, SCH is required to, as soon as practicable but no later than 30 calendar days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, SCH is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof if the SEC notifies SCH that it will “review” the registration statement and (ii) the 10th business day after the date SCH is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. SCH must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (a) the date the Non-Insider PIPE Investors no longer hold any registrable shares, (b) the date all registrable shares held by the Non-Insider PIPE Investors may be sold without restriction under Rule 144 and (c) two years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the parties to such Subscription Agreement; (iii) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (iv) December 31, 2021 if the Closing has not occurred on or before such date .

Sponsor Support Agreement

On January 7, 2021, SCH also entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), by and among SCH, the Sponsor, certain directors and officers of SCH and SoFi, pursuant to which the Sponsor and each director and officer of SCH agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby and not to redeem their shares in SCH in connection therewith, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

SoFi Holders Support Agreement

On January 7, 2021, SCH also announced entry into a Stockholders Support Agreement (the “SoFi Holders Support Agreement”), by and among SCH, SoFi and certain stockholders of SoFi (the “Key Stockholders”). Under the SoFi Holders Support Agreement, the Key Stockholders agreed, within twenty-four hours after the proxy statement / prospectus relating to the approval by SCH stockholders of the Business Combination is declared effective by the SEC and delivered or otherwise made available to stockholders, to execute and deliver a written consent with respect to the outstanding shares of SoFi common stock and preferred stock held by such Key Stockholders adopting the Merger Agreement and related transactions and approving the Business Combination. The shares of SoFi common stock and preferred stock that are owned by the Key Stockholders and subject to the SoFi Holders Support Agreement represent a majority of the outstanding voting power of SoFi common stock and preferred stock (on an as converted basis).

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Registration Rights Agreements

The Merger Agreement contemplates that, at the Closing, the combined company, the Sponsor, certain equityholders of SoFi and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which SCH will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of SCH Common Stock and other equity securities of SCH that are held by the parties thereto from time to time. In addition, the Merger Agreement contemplates that, at the Closing, the combined company, certain holders of the Acquiror Series 1 Preferred Stock and certain of their respective affiliates, as applicable, will enter into a Registration Rights Agreement (the “Series 1 Registration Rights Agreement”), pursuant to which SCH will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Acquiror Series 1 Preferred Stock and other equity securities of SCH that are held by the parties thereto from time to time.

Lock-Up Agreement and Bylaw Transfer Restrictions

The Merger Agreement contemplates that, at the Closing, the combined company and the Key Holders (as defined in the Merger Agreement), will enter into a Lock-Up Agreement (the “Lock-Up Agreement”).

The Lock-Up Agreement contains certain restrictions on transfer with respect to shares of SCH Common Stock held by the Key Holders immediately following the Closing (other than shares purchased in the public market or in the PIPE Investment) and the shares of SCH Common Stock issued to directors and executive officers of the combined company upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of SoFi outstanding immediately prior to the Closing (the “Lock-up Shares”). Such restrictions begin at the Closing and end on the earlier of (i) the date that is 180 days after the Closing and (ii)(a) for 33% of the Lock-up Shares, the date on which the last reported sale price of SCH Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing and (b) for an additional 50% of the Lock-up Shares, the date on which the last reported sale price of SCH Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing.

The proposed Bylaws of SoFi Technologies, Inc. also contain restrictions on transfer for a period of 30 days following the Closing with respect to shares of SCH Common Stock issued to holders of SoFi capital stock in the Merger or issued to directors and executives officers of the combined company upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of SoFi outstanding immediately prior to the Closing.

Series 1 Agreement

In connection with the execution of the Merger Agreement, SCH and the holders of the Company Redeemable Preferred Stock (the “Series 1 Holders”) entered into the Amended and Restated Series 1 Preferred Stock Investors’ Agreement, dated as of January 7, 2021 (the “Series 1 Agreement”). The Series 1 Agreement amends and restates in its entirety the Series 1 Preferred Stock Investors’ Agreement, dated as of May 29, 2019, among SoFi and the Series 1 Holders (the “Original Series 1 Agreement”) and assigns all of SoFi’s rights, remedies, obligations and liabilities under the Original Series 1 Agreement to SCH. The Series 1 Agreement will become effective as of and subject to the Closing, except that it became effective as of January 7, 2021 with respect to the cash payment described in the next sentence. The Series 1 Agreement contains financial and other covenants, provides for certain information rights and provides for a cash payment to the Series 1 Holders, immediately upon the Closing, in full satisfaction of the special payment rights set forth in the Original Series 1 Agreement.

The financial covenants included in the Series 1 Agreement require that SoFi maintain, as of the end of any fiscal year, (a) minimum consolidated tangible net worth of not less than 50% of the consolidated tangible net worth of SoFi as of the date of initial issuance of the Series 1 Preferred Stock, (b) a maximum leverage ratio of 2.0x, (c) a maximum ratio of preferred and parity stock to consolidated tangible net worth of 1.0x and (d) consolidated tangible net worth in excess of a minimum equity amount. Additionally, the Series 1 Agreement contains incurrence covenants with respect to indebtedness and preferred stock of SoFi or any of its restricted subsidiaries as defined in SoFi’s revolving credit facility.

Shareholders Agreement

The Merger Agreement contemplates that, at the Closing, the combined company, the Sponsor and certain equityholders of SoFi will enter into a Shareholders’ Agreement (the “Shareholders’ Agreement”), pursuant to which following the Closing, the combined company will enter into a Share Repurchase Agreement with SoftBank Group Capital Limited (“SoftBank”) committing the combined company to repurchase, in the aggregate, $150 million of shares of the combined company common stock owned by affiliates of SoftBank at a price per share equal to $10.00. The Shareholders’ Agreement further sets forth post-closing director nomination and other governance rights in respect of the combined company following the consummation of the Merger, subject to certain ongoing ownership requirements and other limitations.

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The foregoing description of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, the SoFi Holders Support Agreement and the Series 1 Agreement and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, the form of Subscription Agreement, the Sponsor Support Agreement, the SoFi Holders Support Agreement and the Series 1 Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the SoFi Holders Support Agreement and the Series 1 Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about SCH or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the SoFi Holders Support Agreement, the Series 1 Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the SoFi Holders Support Agreement and the Series 1 Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the SoFi Holders Support Agreement and the Series 1 Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the SoFi Holders Support Agreement or the Series 1 Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the SoFi Holders Support Agreement or the Series 1 Agreement, as applicable, which subsequent information may or may not be fully reflected in the SCH’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of SCH Class A Common Stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between SoFi and SCH. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transactions, SCH has filed a registration statement on Form S-4 (as amended, the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") (File No. 333-249302), which includes a proxy statement/prospectus, that is both the proxy statement which has been distributed to SCH's shareholders in connection with SCH's solicitation of proxies for the vote by SCH's shareholders with respect to the proposed transaction as described in the Registration Statement as well as the prospectus relating to the offer of the securities to be issued to SCH's security holders in connection with SCH's proposed domestication as a Delaware corporation in connection with the proposed transaction as described in the Registration Statement. SCH has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of November 5, 2020, the record date established for the extraordinary general meeting of stockholders relating to the Business Combination. SHAREHOLDERS AND OTHER SECURITY HOLDERS OF SCH ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH's website at http://www.socialcapitalhedosophiaholdings.com/docsb.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the Registration Statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor SCH gives any assurance that either SoFi or SCH, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of January 7, 2021
10.1	Form of Subscription Agreement
10.2	Sponsor Support Agreement, dated as of January 7, 2021
10.3	SoFi Holders Support Agreement, dated as of January 7, 2021
10.4	Series 1 Agreement, dated as of January 7, 2021

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Social Capital Hedosophia Holdings Corp. V

Date: January 12, 2021	By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer